October 8, 2026

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Harbor ETF Trust – China AI Labs Ecosystem ETF Request for Withdrawal on Form AW

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Harbor ETF Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 106 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-255884; 811-23661) filed with the Commission on September 4, 2026 (SEC Accession No. 0001193125-26-383792) (the “Amendment”). The Amendment relates to China AI Labs Ecosystem ETF, a new series of the Trust.

The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Amendment has not yet been declared effective, and no securities have been sold pursuant to the Amendment. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (312) 443-4635.

Respectfully submitted,
/s/ Meredyth Whitford-Schultz
Secretary Harbor ETF Trust